                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

         (Mark One)

            [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934


            For the fiscal year ended DECEMBER 31, 2004
                                      -----------------

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


            For the transition period from            to
                                           ----------    ----------

            Commission file number       001-32395
                                   --------------------

                           CONOCOPHILLIPS SAVINGS PLAN
                            (Full title of the Plan)

                                 CONOCOPHILLIPS
                         (Name of issuer of securities)

         600 NORTH DAIRY ASHFORD
         HOUSTON, TEXAS                                         77079
        (Address of principal executive office)               (Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b)  Exhibits

Exhibit 23    Consent of Independent Registered Public Accounting
              Firm

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         CONOCOPHILLIPS
                                          SAVINGS PLAN


                                         /s/ J. W. Sheets
                                  -------------------------------
                                           J. W. Sheets
                                   Plan Financial Administrator

June 21, 2005

--------------------------------------------------------------------------------
INDEX TO FINANCIAL STATEMENTS                        CONOCOPHILLIPS SAVINGS PLAN
AND SCHEDULE

                                                                            Page

Report of Independent Registered Public Accounting Firm .................      3

Financial Statements

  Statements of Net Assets Available for Benefits
    at December 31, 2004 and 2003 .......................................      4

  Statement of Changes in Net Assets Available for
    Benefits for the Year Ended December 31, 2004 .......................      5

  Notes to Financial Statements .........................................      6

Supplemental Schedule *

  Schedule of Assets (Held at End of Year) as of
    December 31, 2004, Schedule H, Line 4i ..............................     19

Exhibit Index ...........................................................     22


--------------------------------------------------------------------------------
* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The ConocoPhillips Savings Plan Committee
ConocoPhillips Savings Plan

We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                              /s/ERNST & YOUNG LLP
                                               ERNST & YOUNG LLP

Houston, Texas
June 21, 2005

--------------------------------------------------------------------------------
STATEMENTS OF NET ASSETS                             CONOCOPHILLIPS SAVINGS PLAN
AVAILABLE FOR BENEFITS

                                                            Thousands of Dollars
                                                       -------------------------
At December 31                                             2004             2003
                                                       -------------------------
ASSETS
Investments
  Plan interest in Master Trusts
    ConocoPhillips Stock Fund                          $1,660,153      1,356,479
    DuPont Stock Fund                                     217,803        259,323
    Stable Value Fund                                   1,998,674      1,947,229
  Leveraged Stock                                         721,791        640,260
  Loan 2 Suspense, unallocated                            566,101        464,097
  Insurance contract                                           10             13
  Loans to Plan participants                               72,466         70,976
  Fidelity Low-Priced Stock Fund                          146,214        111,173
  Fidelity Magellan Fund                                  139,941        162,755
  PIMCO Total Return Fund - Administrative Class           22,435         22,159
  Vanguard Funds:
    500 Index Fund                                        350,151        324,560
    Asset Allocation Fund                                  10,406          5,957
    Balanced Index Fund                                    25,298         18,252
    Explorer Fund                                          90,776         86,800
    Extended Market Index Fund                             38,559         29,310
    Growth Index Fund                                      14,354          7,986
    Inflation-Protected Securities Fund                    33,741         21,961
    International Growth Fund                              37,425         25,274
    International Value Fund                               51,758         36,375
    LifeStrategy Conservative Growth Fund                  14,066          9,303
    LifeStrategy Growth Fund                               26,241         15,443
    LifeStrategy Income Fund                               10,895          5,334
    LifeStrategy Moderate Growth Fund                      90,611         83,018
    Long-Term Treasury Fund                                19,086         16,905
    Mid-Cap Index Fund                                     43,617         19,548
    Morgan Growth Fund                                     20,938         17,307
    Prime Money Market Fund                               150,720        161,676
    PRIMECAP Fund                                         240,918        194,619
    Small-Cap Growth Index Fund                            32,854         20,081
    Small-Cap Value Index Fund                             49,876         15,468
    Total Bond Market Index Fund                           77,159         75,334
    Total International Stock Index Fund                   25,688         13,048
    Total Stock Market Index Fund                          25,986         17,753
    Value Index Fund                                       16,974          5,378
    Wellington Fund                                        84,233         62,276
    Windsor II Fund                                       106,804         70,253
  Vanguard Retirement Savings Trust                            --              1
  Vanguard Prime Money Market - Loan 2 unallocated             73             65
--------------------------------------------------------------------------------
Total Investments                                       7,234,795      6,393,749
Participant Contributions Receivable                          860             --
Company Contributions Receivable                               89             --
--------------------------------------------------------------------------------
Total Assets                                            7,235,744      6,393,749
--------------------------------------------------------------------------------
LIABILITIES
Securities Acquisition Loans, unallocated                 252,600        275,150
Interest Payable, unallocated                                 498            300
--------------------------------------------------------------------------------
Total Liabilities                                         253,098        275,450
--------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                      $6,982,646      6,118,299
================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------
STATEMENT OF CHANGES IN NET                          CONOCOPHILLIPS SAVINGS PLAN
ASSETS AVAILABLE FOR BENEFITS


                                                                       Thousands
Year Ended December 31, 2004                                          of Dollars
                                                                      ----------
ADDITIONS
Company Contributions
  Company matching contributions                                      $  111,101
  Funds for debt service, unallocated                                        525
  Basic allocation requirements                                           98,732
Participant Contributions                                                247,536
--------------------------------------------------------------------------------
                                                                         457,894
--------------------------------------------------------------------------------
Investment Income
  Dividends and interest, allocated                                       55,771
  Dividends and interest, unallocated                                     12,356
  Interest, participant loans                                              3,381
  Plan interest in Master Trusts
    Stable Value Fund                                                     89,168
    DuPont Stock Fund                                                     18,643
    ConocoPhillips Stock Fund                                            458,537
  Net appreciation in fair value
    of investments, allocated                                            247,287
  Net appreciation in fair value
    of investments, unallocated                                          146,639
--------------------------------------------------------------------------------
                                                                       1,031,782
--------------------------------------------------------------------------------
Other Additions
  Asset transfers in                                                       5,688
  Other additions                                                            193
--------------------------------------------------------------------------------
                                                                           5,881
--------------------------------------------------------------------------------
Total                                                                  1,495,557
--------------------------------------------------------------------------------

DEDUCTIONS
Distributions to participants
  or their beneficiaries                                                 625,324
Interest expense, unallocated                                              4,821
Administrative expense                                                       995
Other deductions                                                              70
--------------------------------------------------------------------------------
Total                                                                    631,210
--------------------------------------------------------------------------------

NET INCREASE                                                             864,347

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                      6,118,299
--------------------------------------------------------------------------------

End of Year                                                           $6,982,646
================================================================================

See Notes to Financial Statements.

--------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS                        CONOCOPHILLIPS SAVINGS PLAN


NOTE 1--PLAN DESCRIPTION

The following describes the ConocoPhillips Savings Plan (Plan), subject to and qualified by the more complete information appearing in the Plan document.

General: The Plan is a defined contribution, 401(k) profit sharing plan which includes a Stock Savings Feature and a Thrift Feature. This Plan was formerly known as the Long-Term Stock Savings Plan of Phillips Petroleum Company (LTSSP); the name was changed at the close of business on December 31, 2002, along with the formal merger of the Thrift Plan of Phillips Petroleum Company (Thrift Plan) into the Plan. The Thrift Plan became the Thrift Feature of the Plan, the LTSSP became the Stock Savings Feature, and ConocoPhillips Company (Company) became the Plan sponsor. On October 3, 2003 assets of the Thrift Plan for employees of Conoco, Inc. (Conoco Thrift Plan) were merged into the Plan. On February 18, 2004, assets of the River Gas 401(k) Plan were merged into the Plan. On September 24, 2004 assets of the Retirement Savings Plan of ConocoPhillips Company (RSP) were merged into the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code, as amended by the Tax Reform Act of 1986 and subsequent legislation.

Eligibility: Generally, employees of ConocoPhillips Company (Company) and its subsidiaries on the U.S. direct dollar payroll are eligible to participate in the Plan, except retail marketing outlet employees and certain other employee classifications.

A summary of the key provisions of the Plan are as follows:

Thrift Feature: Participants may contribute from 1 to 30 percent of pay on a before-tax basis, an after-tax basis, or a combination of both. The Company contributes $1 for each $1 deposited by the participant up to 1.25 percent of pay. Thrift assets are invested in 32 investment funds; however, the DuPont Stock Fund and the Fidelity Low-Priced Stock Fund are closed to new investment elections. Investments in the Thrift Feature are participant-directed.

Stock Savings Feature: The Stock Savings Feature is a stock bonus plan that contains an Employee Stock Ownership Plan (ESOP). Participants may contribute 1 percent of pay on a before-tax basis. Participants' Stock Savings Feature contributions are invested in the ConocoPhillips Stock Fund. Participants in the Stock Savings

Feature receive semiannual allocations of ConocoPhillips common stock (Company Stock) as of June 30 and December 31 of each year. The semiannual allocation to participants is based on the ratio of the participant's Stock Savings Feature
(SSF) contributions to all participants' SSF contributions for the allocation period. A supplemental allocation shall be made each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the Leveraged Stock Fund.

The number of shares allocated semiannually on each allocation date in 2004 was 4,349 shares for each 100 employees eligible to make deposits. The number of shares allocated on each allocation date in 2005 will be 8,698 shares for each 100 eligible employees as a result of a two-for-one stock split declared on April 7, 2005. After 2005 and through the allocation date following the date the second loan is repaid, the number of shares to be allocated semiannually on each basic allocation date will be 7,924 shares for each 100 eligible employees. In late 1995, the Company extended the terms of the second loan to the year 2015. Without the extension, allocations of stock to employees would have been completed in 2005 or before. The extension required additional shares of Company Stock to be delivered to the Plan. The Plan is eligible to receive shares from the Company's Compensation and Benefits Trust (CBT). In 2004, the Company used the CBT to contribute 1,209,904 shares of stock to the Plan. The fair value of the shares was approximately $99 million.

The Plan is required to retain and use eligible dividends on Company Stock to make payments on the loans it used to acquire Company Stock for the Stock Savings Feature. If the Company does not elect to make a special contribution and if eligible dividends from participants' accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used $14.3 million in dividends on allocated shares to make loan payments and allocated 185,114 shares in dividend replacement allocations to participants' accounts in 2004.

The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the semiannual allocation by contributing cash or by contributing Company Stock.

Catch-up Deposits: Participants are eligible to make catch-up deposits to the Thrift Feature beginning in the year they attain age 50. The participant is allowed to elect catch-up deposits to be deducted as a dollar amount from each paycheck up to the applicable dollar limit, as defined by the Plan, for such Plan year. Effective January 1, 2004, elections to make catch-up contributions remain in effect until changed or revoked by a participant.

Participant Accounts: Participants' contributions and company contributions are credited directly to employees' accounts as soon as administratively practicable. The interest of participants in each fund is represented by shares or units attributable to them.

Vesting: Participants are always vested in their contributions and amounts credited to their accounts.

Share Accounting Method for Company Stock: Any shares purchased or sold on any business day for the Plan are valued at the Participant Transaction Price, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact from the previous trading day.

Distributions: Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of age 59 1/2, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship. Unless a request for withdrawal is made as of any earlier date, distribution to a former employee participant is deferred to February 1 of the year following the year the employee reaches age 70 1/2. If the participant dies, distribution to a surviving spouse beneficiary can be deferred to the later of December 31st of the year the participant would have reached age 70 1/2 or December 31st of the year following the year the participant died. These deferrals are revocable by the participant or the surviving spouse. Distributions to non-spouse beneficiaries can be deferred approximately five years. A participant can elect a direct rollover of the taxable and/or non-taxable portion of most distributions to an Individual Retirement Account or another tax-qualified plan.

Installment Payments: A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed-dollar amount or life-expectancy installment payments.

Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.

Dividend Pass Through: A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund on a portion of his account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

Forms of Payment: Generally, distributions from participant accounts invested in Company Stock and DuPont stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.

Loans: Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the value of the account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan for a term of up to 238 months.

Trust Agreements: On January 1, 2003, ConocoPhillips entered into both a trust agreement and a master trust agreement with Vanguard Fiduciary Trust Company (Vanguard), as Trustee, and subsequently both were superceded by a trust agreement and a master trust agreement dated October 3, 2003. The master trust agreement provides for the administration by the Trustee of each Investment Fund in the Trust Fund that consists primarily of Company Stock in both the Stock Savings Feature and the Thrift Feature. Effective July 2, 2004, the master trust agreement was renamed as the ConocoPhillips Stock Fund Master Trust Agreement. The trust agreement provides for the administration of all the other assets in the Plan by the Trustee or any Successor Trustee.

An additional master trust agreement with the Trustee, effective October 3, 2003, provides for the administration by the Trustee of the DuPont Stock Fund in the Thrift Feature. Effective September 24, 2004, the name of the master trust agreement was renamed as the DuPont Stock Fund Master Trust Agreement.

Effective October 3, 2003, pursuant to a master trust agreement, the trustee for the Stable Value Fund in the Thrift Feature is State Street Bank and Trust Company. Effective September 24, 2004, the name of the master trust agreement was renamed as the Stable Value Fund Master Trust Agreement.

Administration: The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company. Members of the Committee are appointed by the Board of Directors of ConocoPhillips Company. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the ConocoPhillips positions of Vice President and Treasurer, and Manager Global Compensation and Benefits COE (Center of Excellence). Members of the Committee and the Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid by the Trustee from assets of the Plan to the extent allowable by law, unless paid by the Company. In 2004, reimbursement of administrative expenses paid to ConocoPhillips totaled $994,954.


NOTE 2--SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Plan's financial statements are presented on the accrual basis of accounting. Distributions to participants or their beneficiaries are recorded when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 3--SECURITIES ACQUISITION LOANS

The Plan borrowed $250 million (Loan 1) and $400 million (Loan 2) in 1988 and 1990, respectively, and purchased 14,336,918 and 14,159,292 shares of Company Stock, respectively. The shares are held in a Loan 2 suspense account until allocated to eligible participants based on the provisions of the Plan. Upon allocation to participants' accounts, the Loan 2 shares are transferred to the Leveraged Stock Fund. The Plan released 373,132 Loan 2 suspense shares in 2004 for semiannual allocations to participants' accounts. The fair value of the Loan 2 shares used in the semiannual allocations was approximately $30 million. At December 31, 2004 and 2003, the market value of unallocated shares was $566 million and $464 million, respectively. There were no other unallocated assets at December 31, 2004 and December 31, 2003.

Loan 1 was fully repaid in June 1998 and all leveraged shares associated with Loan 1 have been allocated to participant accounts.

Loan 2 was amended in 1995 to extend its term from 15 to 25 years, requiring repayment in annual installments beginning in 2005, through the year 2015. Due to loan prepayments, the first required payment is currently scheduled to be in 2010.

Loan 2 was refinanced on October 12, 2004. The loan balance, maturity, and number of shares were not changed as a result of the refinancing. Additionally, there was no change to the current allocation schedule of stock to Plan participants as a result of this refinancing.

Each bank participating in the loan also has the optional right, if the current Directors of ConocoPhillips or their approved successors cease to be a majority of the Board of Directors, and upon not less than 90 days notice, to cease to participate in the loan. Under the above conditions, such banks' rights and obligations under the loan agreement must be purchased by ConocoPhillips if not transferred to another bank of ConocoPhillips' choice.

The outstanding balance of Loan 2 at December 31, 2004, was $253 million and at December 31, 2003 was $275 million. Loan 2 prepayments totaled $23 million in 2004. Loan 2 provides for variable interest rates. The rates were 2.84 percent and 1.44 percent at December 31, 2004 and 2003, respectively.

Loan 2 is guaranteed by ConocoPhillips and is being repaid through contributions made by the Company; dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends. The Loan 2 carrying amount approximates fair value.


NOTE 4--INVESTMENTS

VALUATION

Common stock and mutual fund securities are valued at fair value. Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Stable Value Fund is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include investment contracts, money market instruments, and units of a common collective trust. The investment contracts are valued at contract value and represents contributions, plus interest credited, less distributions, which approximate fair value. The money market instruments are valued at amortized cost, which approximates fair value. The common collective trust is valued at fair value as determined by the issuer based on the current values of the underlying assets of such trust. Participant loans are valued at carrying value, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-divided date.

Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

NET APPRECIATION

During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                       Thousands
                                                                      of Dollars
                                                                      ----------
ConocoPhillips Common Stock                                             $222,762
Mutual Funds                                                             171,164
--------------------------------------------------------------------------------
                                                                        $393,926
================================================================================

NOTE 5--NON-PARTICIPANT-DIRECTED INVESTMENTS

The Company Stock in the Loan 2 Suspense Account of the Stock Savings Feature is the only non-participant-directed investment in the Plan. Information about the net assets and the significant components of the changes in net assets relating to this non-participant-directed investment is as follows:

                                                       Thousands of Dollars
                                                  -----------------------------
At December 31                                       2004                2003
                                                  ---------           ---------
  Loan 2 Suspense, unallocated                    $ 566,101             464,097
  Vanguard Prime Money Market
    Fund - Loan 2 unallocated                            73                  65
  Securities Acquisition
    Loans, unallocated                             (252,600)           (275,150)
  Interest Payable, unallocated                        (498)               (300)
-------------------------------------------------------------------------------
  Net Assets Available for Benefits               $ 313,076             188,712
===============================================================================


Changes in Net Assets during Year Ended December 31, 2004:

    Company contributions, funds
      for debt service, unallocated                                    $    525
    Dividends and interest, unallocated                                  12,356
    Net appreciation in fair value
      of investments, unallocated                                       146,639
    Interfund transfers, allocation
      of Loan 2 shares                                                  (30,335)
    Interest expense, unallocated                                        (4,821)
-------------------------------------------------------------------------------
   Net increase                                                         124,364
   Beginning of year                                                    188,712
-------------------------------------------------------------------------------
   End of year                                                         $313,076
===============================================================================

NOTE 6--ASSET TRANSFERS IN

At the close of business on February 18, 2004, $14,686 of assets form the River Gas 401(k) Plan, and at the close of business on September 24, 2004, $5,673,491 of assets from the Retirement Savings Plan of ConocoPhillips Company were transferred into the Plan. These transfers were a result of the mergers discussed in Note 1.

NOTE 7--TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 23, 2004, stating that the Plan, as amended and restated as of October 3, 2003, is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.


NOTE 8--PARTY-IN-INTEREST TRANSACTIONS

A large portion of the Plan's assets are invested in Company Stock. Because ConocoPhillips is the parent of the Company, transactions involving Company Stock qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan's trustee, these transactions also qualify as party-in-interest transactions. All of these types of transactions were exempt from the prohibited transaction rules.


NOTE 9--PLAN TERMINATION

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in their accounts as of the date of the termination. Unallocated assets leveraged to Loan 2 would be allocated pursuant to applicable legal and contractual requirements.


NOTE 10--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2004 and 2003, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                      Thousands of Dollars
                                                  ------------------------------
                                                     2004                2003
                                                  ----------          ----------
Net assets available for benefits as
  reported in the financial statements            $6,982,646           6,118,299
Less: Defaulted loans identified
  as deemed distributions for tax reporting             (150)                (22)
Less: Defaulted loan amounts identified
  as actual distributions at
  December 31, 2003                                       --                 (30)
--------------------------------------------------------------------------------
Net assets available for benefits
  as reported in the Form 5500                    $6,982,496           6,118,247
================================================================================

The following is a reconciliation of distributions to participants or their beneficiaries for the year ended December 31, 2004, as reflected in these financial statements, to the amounts reflected in the Plan's Form 5500:

                                                                       Thousands
                                                                       of Dollars
                                                                       ----------
Year Ended December 31, 2004

Distributions to participants or their
  beneficiaries reported in the
  financial statements                                                  $625,324
Add: Current year deemed distributions
  of participant loans                                                       131
Less:  Current year distributions
  previously recognized as deemed                                             (3)
Less:  Defaulted loan amounts identified
   as actual distributions at December 31, 2003                              (30)
--------------------------------------------------------------------------------
Total distributions as reported
  in the Form 5500                                                      $625,422
================================================================================

NOTE 11--MASTER TRUSTS

Three investment options of the Plan are held in master trusts and administered under master trust agreements. These investment options include the Stable Value Fund, ConocoPhillips Stock Fund, and DuPont Stock Fund.

STABLE VALUE FUND

The Stable Value Fund option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan, and was available to participants in the Retirement Savings Plan of ConocoPhillips Company from July 2, 2004 through September 24, 2004. Each plan's beneficial interest in the commingled master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 99.9% as of December 31, 2004 and December 31, 2003.

The Stable Value Fund consisted of guaranteed investment contracts (GICs), separate account guaranteed investment contracts (SAGICs), synthetic contracts
(SYNs), a common collective trust (CCT), and short-term investments and cash. The crediting interest rates for the Stable Value Fund's investment contracts ranged from 3.39% to 7.68% as of December 31, 2004. The fund's blended rate of return for 2004 was 4.60%.

The crediting rates for most SAGIC and SYN contracts were reset quarterly and were based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate included each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts had a guaranteed rate of 0.0% or higher.

The master trust (Stable Value Fund) values as of December 31, 2004 and December 31, 2003 were as follows:

                                                                Thousands of Dollars
                                                           -----------------------------
                                                             2004                2003
                                                           ----------          ----------
Stable Value Fund
At December 31
  GICs                                                     $  129,095             181,510
  SAGICs                                                      175,350             183,861
  SYNs                                                      1,604,147           1,502,584
-----------------------------------------------------------------------------------------
Assets at Contract Value,
  which approximates fair value                             1,908,592           1,867,955
-----------------------------------------------------------------------------------------
  CCT                                                          67,612              65,056
  Short-term investments and cash                              24,349              15,951
-----------------------------------------------------------------------------------------
Assets at Fair Value                                           91,961              81,007
-----------------------------------------------------------------------------------------
End of Year                                                $2,000,553           1,948,962
=========================================================================================

The estimated fair value of the underlying assets of the synthetic guaranteed investment contracts at December 31, 2004 and 2003, was $1,627,937,906 and $1,548,759,889, respectively. The contract values of synthetic guaranteed investment contracts were net of ($23,790,533) at December 31, 2004 and ($46,175,584) at December 31, 2003 related to wrapper contracts, which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.

The significant components of the changes in net assets relating to the master trust (Stable Value Fund) are as follows:

                                                                            Thousands
                                                                            of Dollars
                                                                          ------------
Stable Value Fund
Year Ended December 31, 2004
  Contributions                                                            $    85,091
  Interest and Dividend Income (net)                                            89,309
  Asset Transfers In                                                           367,341
  Distributions                                                               (220,433)
  Participant Loans                                                             (3,820)
  Other Deductions                                                                 (70)
  Asset Transfers Out                                                         (265,827)
--------------------------------------------------------------------------------------
Net Increase                                                                    51,591
Beginning of Year                                                            1,948,962
--------------------------------------------------------------------------------------
End of Year                                                                $ 2,000,553
======================================================================================

CONOCOPHILLIPS STOCK FUND

The ConocoPhillips Stock Fund is comprised of Company Stock held in a master trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan, and was available to participants in the Retirement Savings Plan of ConocoPhillips Company until September 24, 2004. Each plan's beneficial interest in the commingled master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 99.9% as of December 31, 2004 and December 31, 2003.

The master trust (ConocoPhillips Stock Fund) values as of December 31, 2004 and December 31, 2003 were as follows:

                                                              Thousands of Dollars
                                                         -----------------------------
                                                           2004                2003
                                                         ---------           ---------
At December 31
  ConocoPhillips Stock Fund                              $1,662,488          1,358,719
--------------------------------------------------------------------------------------
End of Year                                              $1,662,488          1,358,719
======================================================================================

The significant components of the changes in net assets relating to the master trust (ConocoPhillips Stock Fund) are as follows:

                                                                            Thousands
                                                                            of Dollars
                                                                           ------------
ConocoPhillips Stock Fund
Year Ended December 31, 2004
  Contributions                                                            $   174,711
  Dividend Income                                                               35,385
  Net Appreciation in Fair Value of Investments                                423,819
  Asset Transfers In                                                           238,946
  Other Additions                                                                   38
  Distributions                                                               (127,625)
  Participant Loans                                                            (17,825)
  Other Deductions                                                                (626)
  Asset Transfers Out                                                         (423,054)
--------------------------------------------------------------------------------------
Net Increase                                                                   303,769
Beginning of Year                                                            1,358,719
--------------------------------------------------------------------------------------
End of Year                                                                $ 1,662,488
======================================================================================

DUPONT STOCK FUND

The DuPont Stock Fund is comprised of DuPont stock held in a master trust. This investment option provided by the Plan is also available to participants in the ConocoPhillips Store Savings Plan. Each plan's beneficial interest in the commingled master trust funds is based on that plan's proportionate share, determined by participant-directed balances, of the value of the total net assets in the master trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of master trust net assets was approximately 99.9% as of December 31, 2004 and December 31, 2003.

The master trust (DuPont Stock Fund) values as of December 31, 2004 and December 31, 2003 were as follows:

                                                             Thousands of Dollars
                                                        ------------------------------
                                                           2004                2003
                                                        ----------          ----------
At December 31
  DuPont Stock Fund                                     $  217,907             259,443
--------------------------------------------------------------------------------------
End of Year                                             $  217,907             259,443
======================================================================================

The significant components of the changes in net assets relating to the master trust (DuPont Stock Fund) are as follows:

                                                                              Thousands
                                                                              of Dollars
                                                                             -------------
DuPont Stock Fund
Year Ended December 31, 2004
  Dividend Income                                                            $     7,024
  Net Appreciation in Fair Value of Investments                                   11,628
  Distributions                                                                  (16,219)
  Participant Loans                                                                 (428)
  Other Deductions                                                                   (91)
  Asset Transfers Out                                                            (43,450)
----------------------------------------------------------------------------------------
Net Decrease                                                                     (41,536)
Beginning of Year                                                                259,443
----------------------------------------------------------------------------------------
End of Year                                                                  $   217,907
========================================================================================

NOTE 12 -- SUBSEQUENT EVENTS

On April 7, 2005, the Board of Directors of ConocoPhillips declared a two-for-one split in the form of a 100% stock dividend, payable June 1, 2005 (Payment Date), to stockholders of record as of May 16, 2005 (Record Date). As a result, ConocoPhillips stockholders, including participants in the Plan, received one additional share of Company Stock for each share owned as of the Record Date. Since there were twice as many shares after the split, each share was worth half of what it was worth immediately before the split, while the value of each participant's total investment in Company Stock remained unchanged until the stock price moved up or down. For participants in the Stock Savings Feature, the formula used to determine the shares allocated for the semiannual allocations has been adjusted to reflect the two-for-one split.

Also, as a result of Department of Labor regulations regarding cash-out distributions, the Plan was amended to eliminate involuntary cash-out distributions of accounts valued at more than $1,000. Effective March 28, 2005, if a participant terminates from employment, a cash out distribution is only required for each account valued at $1,000 or less on the valuation dates of March 1st or September 1st, unless the participant has an outstanding loan.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)       CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4i                               EIN 73-0400345, PLAN 022

At December 31, 2004

                                (c)                   Thousands of Dollars
    (a)(b)          Description of investment        ------------------------
Identity of issue,  including maturity date,            (d)          (e)
borrower, lessor    rate of interest, collateral,    Historical    Current
or similar party    par or maturity value                Cost        Value
------------------  ------------------------------   -----------  -----------

CONOCOPHILLIPS*     8,312,694 SHARES,
                      LEVERAGED STOCK FUND           $   159,480  $  721,791

CONOCOPHILLIPS*     6,519,634 SHARES,
                      LOAN 2 SUSPENSE, UNALLOCATED       184,180     566,101

FIDELITY            3,632,643 UNITS, FIDELITY
  INVESTMENTS         LOW PRICE STOCK                         **     146,214

FIDELITY            1,348,305 UNITS, MAGELLAN
  INVESTMENTS         FUND                                    **     139,941

PIMCO FUNDS         2,102,596 UNITS, PIMCO
                      TOTAL RETURN                            **      22,435
-------------------------------------------------------------------------------
THE VANGUARD        3,136,425 UNITS, VANGUARD
  GROUP*              500 INDEX INV                           **     350,151

                    423,712 UNITS, VANGUARD
                      ASSET ALLOCATION FUND                   **      10,406

                    1,300,677 UNITS, VANGUARD
                      BALANCED IX INV                         **      25,298

                    1,217,326 UNITS, VANGUARD
                      EXPLORER FUND                           **      90,776

                    1,229,569 UNITS, VANGUARD
                      EXTEND MKT INDEX INV                    **      38,559

                    543,504 UNITS, VANGUARD
                      GROWTH INDEX INV                        **      14,354

                    2,684,218 UNITS, VANGUARD
                      INFLA-PRO SECUR                         **      33,741

                    1,984,370 UNITS, VANGUARD
                      INTL GROWTH FUND                        **      37,425

SCHEDULE OF ASSETS (HELD AT END OF YEAR)       CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4i                               EIN 73-0400345, PLAN 022

At December 31, 2004

                                (c)                   Thousands of Dollars
    (a)(b)          Description of investment        ------------------------
Identity of issue,  including maturity date,            (d)          (e)
borrower, lessor    rate of interest, collateral,    Historical    Current
or similar party    par or maturity value                Cost        Value
------------------  ------------------------------   -----------  -----------

THE VANGUARD          1,673,396 UNITS, VANGUARD
  GROUP*                INTL VALUE FUND                     **      51,758

                      921,782 UNITS, VANGUARD
                        LIFEST CONSERV GROWTH               **      14,066

                      1,309,445 UNITS, VANGUARD
                        LIFEST GROWTH FUND                  **      26,241

                      805,278 UNITS, VANGUARD
                        LIFEST INCOME FUND                  **      10,895

                      5,059,226 UNITS, VANGUARD
                        LIFEST MODERATE GROWTH              **      90,611

                      1,658,236 UNITS, VANGUARD
                        LT TREASURY INV                     **      19,086

                      2,788,808 UNITS, VANGUARD
                        MD-CAP INDEX FUND                   **      43,617

                      1,282,975 UNITS, VANGUARD
                        MORGAN GROWTH INV                   **      20,938

                      150,719,988 UNITS, VANGUARD
                        PRIME MONEY MKT                     **     150,720

                      3,867,066 UNITS, VANGUARD
                        PRIMECAP FUND                       **     240,918

                      2,167,148 UNITS, VANGUARD
                        SM-CAP GROWTH INDEX                 **      32,854

                      3,570,188 UNITS, VANGUARD
                        SM-CAP VALUE INDEX                  **      49,876

                      7,513,088 UNITS, VANGUARD
                        TOTAL BOND MKT INDEX                **      77,159

                      2,038,712 UNITS, VANGUARD
                        TOTAL INTL STOCK IDX                **      25,688

SCHEDULE OF ASSETS (HELD AT END OF YEAR)       CONOCOPHILLIPS SAVINGS PLAN
SCHEDULE H, LINE 4i                               EIN 73-0400345, PLAN 022



At December 31, 2003

                                (c)                       Thousands of Dollars
    (a)(b)          Description of investment            ------------------------
Identity of issue,  including maturity date,                (d)          (e)
borrower, lessor    rate of interest, collateral,        Historical    Current
or similar party    par or maturity value                    Cost        Value
------------------  ------------------------------       -----------  -----------

THE VANGUARD          903,221 UNITS, VANGUARD
  GROUP*                TOTAL STOCK MKT INV                    **      25,986

                      795,021 UNITS, VANGUARD
                        VALUE INDEX INV                        **      16,974

                      2,790,093 UNITS, VANGUARD
                        WELLINGTON INV                         **      84,233

                      3,475,571 UNITS, VANGUARD
                        WINDSOR II FUND INV                    **     106,804
-----------------------------------------------------------------------------
PARTICIPANTS*         LOANS TO PLAN PARTICIPANTS,
                        INTEREST RATES RANGING
                        FROM 4% TO 5%                           -      72,466
-----------------------------------------------------------------------------
THE VANGUARD          PRIME MONEY MARKET FUND
  GROUP*                - LOAN 2 UNALLOCATED                   73          73
-----------------------------------------------------------------------------
TRAVELERS INSURANCE   GROUP ANNUITY CONTRACT GR-1966A,
                        DEFERRED SETTLEMENT ACCOUNT            **          10
-----------------------------------------------------------------------------

                                                                  $ 3,358,165
=============================================================================

 * Party-in-interest
** Historical cost information is not required for participant-directed investments.

EXHIBIT INDEX                                      CONOCOPHILLIPS SAVINGS PLAN
                                                      EIN 73-0400345, PLAN 022





EXHIBIT
NUMBER                   DESCRIPTION
--------                 -----------

23              Consent of Independent Registered Public Accounting Firm